Date    31 January 2001
Number  10/01

BHP & POSCO SIGN MINING AREA C
LETTER OF INTENT

BHP Limited (BHP) today announced it had signed a Letter of Intent (LOI) with Pohang Iron & Steel Co Ltd (POSCO) to enter into a joint venture for the development and operation of an iron ore mine at Mining Area C in the central Pilbara, Western Australia.

BHP Managing Director and CEO Paul Anderson and POSCO CEO & Chairman Sang Boo Yoo recently signed the LOI in Perth, Western Australia. The LOI will cover a defined resource sub-lease, known as 'C Deposit', within the broader Mining Area C area and confirms market acceptance of this high quality Marra Mamba ore.

BHP Iron Ore President Stefano Giorgini said BHP and POSCO agreed to form the proposed joint venture to support the development of Mining Area C as a new source of Marra Mamba ore that will complement POSCO's future iron making requirements.

"The proposed joint venture represents an important step forward in a new phase of growth in the Pilbara. The development of the Mining Area C resource is a key focus of BHP's iron ore strategy, along with expansion of our existing product range," he said.

"It is an integral component of BHP consolidating its relationship with premium core customers. BHP considers such joint venture arrangements for asset development as win:win outcomes - creating value, as well as underpinning project development.

"It is also a very significant extension of the relationship between BHP and POSCO, who are one of the most efficient steelmakers in the world."

Commenting on the agreement Mr Seong Yong Shin, POSCO Senior Vice President Raw Materials Purchasing, said: "We are confident that the joint venture between BHP and POSCO will present both companies with another milestone for mutual benefit and prosperity in the long history of our excellent business relationship."

Under the terms of the LOI, the BHP-managed Mt Goldsworthy Mining Associates Joint Venture and POSCO will undertake a feasibility study for the development of 'C Deposit' at Mining Area C.

The feasibility study will scope the nature of the development and determine the level of capital expenditure associated with mine construction as well as supporting rail and port infrastructure. The studies are expected to be complete by mid-calendar year 2001 with bulk samples being mined in late 2001.

Full-scale mining is expected to commence in 2003 following construction of a rail spur. Mining rates are to be ramped up gradually, in line with market demand, and could potentially reach 15 million tonnes per annum.

The proposed joint venture involves POSCO having the opportunity to acquire a 20 per cent interest in the new joint venture covering the 'C Deposit' development with the Mt Goldsworthy Joint Venture participants holding 80 per cent. Final interests will be determined by the Mt Goldsworthy Joint Venture Participants.

Mining Area C is located 37km from BHP's Yandi mine and contains the largest undeveloped Marra Mamba resource in the Pilbara. The resource is currently estimated at 890 million tonnes (as listed in the BHP 2000 Report to Shareholders) with significant exploration potential.

'C Deposit' is located on the northern flank of Mining Area C and contains a proven reserve of 161 million tonnes and a probable reserve of 29 million tonnes (total 189 million tonnes rounded).

The participants in the Mt Goldsworthy Joint Venture are BHP Minerals Pty Ltd (85%), CI Minerals Australia Pty Ltd (8%) and Mitsui Iron Ore Corporation (7%).

ORE RESERVE STATEMENT

The information in this report that relates to Mineral Resources and Ore Reserves is based on information compiled by M. Kneeshaw (resources) and
P. Schultz (reserves) who are employees of BHP and who are a Fellow and Member respectively of The Australasian Institute of Mining and Metallurgy.

M Kneeshaw and P Shultz have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". M Kneeshaw and P Shultz consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.


Media Relations:
Michael Buzzard: Senior Media Relations Advisor
Ph:  61 3 9609 3709
Mob: 61 417 914 103

Investor Relations:
Robert Porter: Vice President Investor Relations
Ph:  61 3 9609 3540
Mob  61 418 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625

POSCO:
Sun Moon Woo: Manager Iron Ore Team
Ph: 82 2 3457 0837